AM 10/6/2005



05043610

C M 10/4

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| SEC FILE NUMBER |
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| 8- 043182 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redwood Securites Group, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 520
(No. and Street)

San Francisco (City) California (State) 94108-2408 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya Mukerji (415) 352-3710
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
OCT 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gc 10-6

## OATH OR AFFIRMATION

I, Aditya Mukerji, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Securities Group, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 17th day of August, 2005

Notary Public

Signature

President

Title


SANDEE SCHERER
COMM. #1345818
Notary Public-California
MARIN COUNTY
My Comm. Exp. March 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
SEC MAIL
SECTION
WASH., D.C.

**Redwood Securities Group, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended June 30, 2005**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

## Independent Auditor's Report

Stockholders of
Redwood Securities Group, Inc.

I have audited the accompanying statement of financial condition of Redwood Securities Group, Inc. (a California Corporation) as of June 30, 2005, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Securities Group, Inc. as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 23, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

**Redwood Securities Group, Inc.**
**Statement of Financial Condition**
**June 30, 2005**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 186,630 |
| Deposits held at clearing organization | 100,000 |
| Commissions receivable | 3,293 |
| Receivable from officer | 54,101 |
| Furniture, equipment and leasehold improvement, net | 50,205 |
| Secured demand notes, collateralized by cash | 104,250 |
| Other assets | 29,664 |
| **Total assets** | $ 528,143 |

**Liabilities and Stockholders' Equity**

**Liabilities**

| | |
|---|---|
| Accounts payable & accrued expense | $ 188,118 |
| Payable to clearing firm | 51,477 |
| Income taxes payable | 300 |
| Liabilities subordinated to claims of general creditors | 104,250 |
| **Total liabilities** | 344,145 |

**Stockholders' equity**

| | |
|---|---|
| Non-voting common stock, $1 par value, 300,000 shares authorized, 237,580 shares issued and outstanding | 237,580 |
| Voting common stock, $ 1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding | 100,000 |
| Additional paid-in capital | 486,170 |
| Accumulated deficit | (639,752) |
| **Total stockholders' equity** | 183,998 |
| **Total liabilities and stockholders' equity** | $ 528,143 |

*The accompanying notes are an integral part of these financial statements.*

**Redwood Securities Group, Inc.**
**Statement of Operations**
**For the year ended June 30, 2005**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 977,019 |
| Underwriting | 202,042 |
| Trading | 67,763 |
| Interest | 5,291 |
| Other income | 7,044 |
| **Total revenues** | 1,259,159 |
| **Expenses** | |
| Employee compensation and benefits | 425,811 |
| Commissions and floor brokerage | 576,926 |
| Occupancy | 323,117 |
| Taxes, other than income taxes | 39,578 |
| Other operating expenses | 286,512 |
| **Total expenses** | 1,651,944 |
| **Income before provision for income taxes** | (392,785) |
| **Income tax provision** | 1,100 |
| **Net income** | $ (393,885) |

*The accompanying notes are an integral part of these financial statements.*

**Redwood Securities Group, Inc.**
**Statement of Changes in Stockholders' Capital**
**For the year ended June 30, 2005**

| | Common Stock | | Additional Paid-In | Accumulated | |
|---|---|---|---|---|---|
| | Non-Voting | Voting | Capital | deficit | Total |
| Balance June 30, 2004 | $ 237,580 | $ 100,000 | $ 71,170 | $ (245,867) | $ 162,883 |
| Issuance of additional paid-in capital | - | - | 415,000 | - | 415,000 |
| Net income (loss) | - | - | - | (393,885) | (393,885) |
| Balance at June 30, 2005 | $ 237,580 | $ 100,000 | $ 486,170 | $ (639,752) | $ 183,998 |

*The accompanying notes are an integral part of these financial statements.*

**Redwood Securities Group, Inc.**
**Statement of Changes in Liabilities Subordinated**
**to the Claims of General Creditors**
**For the year ended June 30, 2005**

| | Subordinated debt |
|---|---|
| Balance at June 30, 2004 | $ 104,250 |
| Additions (Reductions) | – |
| Balance at June 30, 2005 | $ 104,250 |

*The accompanying notes are an integral part of these financial statements.*

**Redwood Securities Group, Inc.**
**Statement of Cash Flows**
**For the year ended June 30, 2005**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | | $ (393,885) |
| Adjustments to reconcile net income to net cash used in (provided by) operating activities: | | |
| Depreciation | $ 18,266 | |
| (Increase) decrease in: | | |
| Commissions receivable | 1,275 | |
| Receivable from officer | (53,681) | |
| Deposits held at clearing organization | 45,174 | |
| Other assets | 5,859 | |
| (Decrease) increase in: | | |
| Accounts payable & accrued expenses | (26,220) | |
| Payable to clearing organization | (41,394) | |
| Income taxes payable | (600) | |
| Total adjustments | | (51,321) |
| Net cash and cash equivalents used in (provided by) operating activities | | (445,206) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Proceed from issuance of paid-in capital | 415,000 | |
| Net cash and cash equivalents used in (provided by) financing activities | | 415,000 |
| Net increase (decrease) in cash and cash equivalents | | (30,206) |
| Cash and cash equivalents at beginning of year | | 216,836 |
| Cash and cash equivalents at end of year | | $ 186,630 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ – |
| Income taxes | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

*General*

Redwood Securities Group, Inc. (the "Company") was originally incorporated in the state of California in October 1990 under the name Redwood Capital Markets, Inc. to operate as an introducing broker. On October 20, 1991 the Company changed its name to Redwood Securities Group, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement trade date basis, generally the third business day after the trade date, which does not materially differ from recording these transaction on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. When applicable, securities owned and marketable securities sold short are held principally for resale to customers and are considered to be an operating activity.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are expensed as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment, and leasehold improvement are depreciated over their estimated useful lives ranging from five (5) to (39) years by the double-declining balance method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

**Redwood Securities Group, Inc.**
**Notes to Financial Statements**
**June 30, 2005**

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

**Note 2: COMMISSIONS RECEIVABLE**

Commissions receivable represents amounts due from clearing brokers from commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

**Note 3: RECEIVABLE FROM OFFICER**

The receivable from officer is non-interest bearing, non-collateralized, and due on demand.

**Note 4: DEPOSITS WITH CLEARING ORGANIZATION**

The Company has deposited $100,000 with Pershing LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

**Redwood Securities Group, Inc.**
**Notes to Financial Statements**
**June 30, 2005**

## Note 5: FURNITURE, EQUIPMENT, AND LEASEHOLDS, NET

Furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

| | | Depreciable Life Years |
|---|---|---|
| Furniture & fixtures | $ 102,057 | 7 |
| Equipment | 35,463 | 5 |
| Computers | 13,133 | 5 |
| Leasehold improvement | 14,574 | 39 |
| Subtotal | 165,227 | |
| Less: accumulated depreciation | (115,022) | |
| Automobile, furniture, equipment and leaseholds, net | $ 50,205 | |

Depreciation expense for the year ended June 30, 2005 was $18,266.

## Note 6: INCOME TAXES

The income tax provision for the year ended June 30, 2005 consists of the California Franchise Tax Board minimum tax of $800 and the New York Franchise Tax Board minimum of $300.

The Company has available at June 30, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset approximately of $76,340 that expires as follows:

| Amount of unused operating loss carry-forwards | Expiration during year ended June 30, |
|---|---|
| $ 26,159 | 2023 |
| 88,893 | 2024 |
| 393,885 | 2025 |
| $ 508,937 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

**Redwood Securities Group, Inc.**
**Notes to Financial Statements**
**June 30, 2005**

## Note 7: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2004 are listed below.

| | |
|---|---|
| Liabilities subordinated to secured demand note collateral agreement: | |
| Interest at 8% due March 31, 2006 | $ 52,125 |
| Liabilities subordinated to secured demand note collateral agreement: | |
| Interest at 8% due March 31, 2006 | 52,125 |
| Total | $ 104,250 |

This subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Under the terms of the Agreements, the notes must, at all times, be collateralized by cash, cash equivalents, or marketable securities of collateral value of greater than the face amount of the Notes. The notes are due on demand at the option of the Company whenever net capital, as defined in the Agreement, falls below a specified amount or whenever the market value of the collateral falls below the face amount of the notes.

The Company has chosen not to include accrued interest on the subordinated note in the subordination agreement and it is thus not available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Accrued subordinated interest payable at June 30, 2005 was $8,340.

## Note 8: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company maintains office space in California, Washington D.C., and New York. Rent expense incurred for the combined locations amounted to $306,551 for the year ended June 30, 2005.

## Note 8: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

Future minimum lease payments under the lease are as follows:

| Year | Amount |
|---|---|
| 2006 | $ 248,514 |
| 2007 | 259,116 |
| 2008 | 272,574 |
| 2009 | 184,848 |
| 2010 | 92,736 |
| 2011 & thereafter | - |
| Total | $ 1,057,788 |

*Contingency*

On October 28, 2004, the NASD brought an allegation against the Company for violating its NASD membership and registration rules. Although the underlying cause of this allegation occurred before the financial statement date and the likelihood of an unfavorable outcome is probable, the amount of the estimated loss cannot be reasonably estimated since the current status of the allegation is still pending as of June 30, 2005. As a result, no estimated losses were accrued.

## Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

**Redwood Securities Group, Inc.**
**Notes to Financial Statements**
**June 30, 2005**

**Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

**Note 10: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $154,278, which was $54,278 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($254,895) to net capital was 1.55 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Redwood Securities Group, Inc.**
**Notes to Financial Statements**
**June 30, 2005**

## Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $3,527 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 157,805 |
| Adjustments: | | |
| Accumulated deficit | $ (47,920) | |
| Non-allowable assets | 44,393 | |
| Total adjustments | | (3,527) |
| Net capital per audited statements | | $ 154,278 |

**Redwood Securities Group, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2005**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Non-voting common stock | $ 237,580 | |
| Voting common stock | 100,000 | |
| Additional paid-in capital | 486,170 | |
| Accumulated deficit | (639,752) | |
| **Total stockholder's equity** | | $ 183,998 |
| Add: | | |
| Secured demand notes | 104,250 | |
| Total additions | | 104,250 |
| Total capital and allowable subordinated loans | | 288,248 |
| Less: | | |
| Non-allowable assets | | |
| Unsecured receivables | (54,101) | |
| Furniture, equipment and leasehold, net | (50,205) | |
| Other assets | (29,664) | |
| Total non-allowable assets | (133,970) | |
| Net adjustments to capital and subordinated loans | | (133,970) |
| **Net capital** | | 154,278 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 15,993 | |
| Minimum dollar net capital required | 100,000 | |
| Net capital required (greater of above) | | 100,000 |
| **Excess net capital** | | $ 54,278 |
| Percentage of aggregate indebtedness to net capital | 1.55:1 | |

There was a $3,527 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 11.

*See independent auditor's report.*

**Redwood Securities Group, Inc.**
**Schedule II - Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2005**

A computation of reserve requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Redwood Securities Group, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of June 30, 2005**

Information relating to possession or control requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Redwood Securities Group, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2005**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Stockholders of
Redwood Securities Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Redwood Securities Group, Inc. for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Redwood Securities Group, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 23, 2005